Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

March 27, 2015

Credit Suisse

11 Madison Avenue

New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Leveraged Buffered Basket-Linked Medium-Term Notes due 2016	March 20, 2015	K495
Accelerated Barrier Notes due March 29, 2021	March 20, 2015	T501
2.00% per annum Coupon Digital Barrier Notes due March 29, 2021	March 20, 2015	T502
Absolute Return Barrier Securities due March 29, 2021	March 20, 2015	T504
Digital Plus Barrier Notes due March 29, 2021	March 20, 2015	T505
7.00% per annum Contingent Coupon Callable Yield Notes due March 27, 2018	March 20, 2015	U1192
8.05% per annum Contingent Coupon Callable Yield Notes due March 27, 2018	March 20, 2015	U1193
7.75% per annum Contingent Coupon Autocallable Yield Notes due March 27, 2020	March 24, 2015	U1206
7.00% per annum Contingent Coupon Autocallable Yield Notes due March 27, 2019	March 20, 2015	U1210
11.00% per annum Contingent Coupon Autocallable Yield Notes due March 27,	March 24, 2015	J451

2020
8.75% per annum Contingent Coupon Autocallable Yield Notes due March 27, 2020	March 24, 2015	J452